UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
ASIAINFO HOLDINGS, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04518A104

(CUSIP Number)
with copies to:

Eric Mok	John D. Tishler, Esq.
Lenovo Group	Louis P.A. Lehot, Esq.
23/F Lincoln House, Taikoo Place	Sheppard, Mullin, Richter & Hampton LLP
979 King’s Road	12275 El Camino Real
Quarry Bay	San Diego, California 92130
Hong Kong Special Administrative Region	(858) 720-8900
People’s Republic of China
+852-2516-4819
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04518A104	SCHEDULE 13D/A	Page	2	of	11

1	NAME OF REPORTING PERSONS Lenovo Group Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, Special Administrative Region of the People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.45%+

14	TYPE OF REPORTING PERSON

	CO
+   Calculated using the number of outstanding shares of common stock as of September 30, 2009 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page	3	of	11

1	NAME OF REPORTING PERSONS Lenovo Holdings (BVI) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.45%+

14	TYPE OF REPORTING PERSON

	CO
+   Calculated using the number of outstanding shares of common stock as of September 30, 2009 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page	4	of	11

1	NAME OF REPORTING PERSONS Lenovo Sysware Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.45%+

14	TYPE OF REPORTING PERSON

	CO
+   Calculated using the number of outstanding shares of common stock as of September 30, 2009 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No.	04518A104	SCHEDULE 13D/A	Page	5	of	11

1	NAME OF REPORTING PERSONS Lenovo IT Alliance Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (not applicable)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,465,666

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,465,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,465,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.45%+

14	TYPE OF REPORTING PERSON

	CO
+   Calculated using the number of outstanding shares of common stock as of September 30, 2009 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 6 of 11
AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 (the “Schedule 13D/A”) amends and supplements the statement on Schedule 13D as filed on February 21, 2006 (the “Original Schedule 13D”), as amended on September 26, 2006 (“Amendment No. 1”), February 13, 2007 (“Amendment No. 2”) and February 23, 2007 (“Amendment No. 3”). This Schedule 13D/A is being filed to report a change in the percentage of outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined herein) which occurred as a result of the transfer of 500,000 shares of Common Stock of the Issuer by Lenovo IT Alliance Limited pursuant to a Stock Purchase Agreement, dated as of December 28, 2009 (the “Stock Purchase Agreement”). The total number of outstanding shares of Common Stock of the Issuer was 46,552,089 as of September 30, 2009, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009 and the percentages of Common Shares of the Issuer beneficially held by the Reporting Persons have changed as presented in Item 5 of this Schedule 13D/A.
     The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, relating to the Common Stock of the Issuer, is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed Original Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.
     This Schedule 13D/A is being filed by: (i) Lenovo Group Limited, a company organized and existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Lenovo”); (ii) Lenovo Holdings (BVI) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo Holdings”); (iii) Lenovo Sysware Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo Sysware”); and (iv) Lenovo IT Alliance Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Lenovo IT Alliance”). Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance are hereinafter sometimes collectively referred to as the “Reporting Persons”.
ITEM 2. IDENTIFY AND BACKGROUND
     Certain information regarding members of the board of directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance and executive officers is set forth on Annex A, which is incorporated by reference herein, and which amends the Original Schedule 13D. Annex A of the Schedule 13D is amended and restated in its entirety to read as the Annex A attached to this Amendment No. 4.
     During the last five years, none of Lenovo, Lenovo Holdings, Lenovo Sysware or Lenovo IT Alliance, or to the knowledge of Lenovo, Lenovo Holdings, Lenovo Sysware or Lenovo IT Alliance, any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended to add the following final paragraphs as follows:
     After the date of filing Amendment No. 3 and more than sixty days prior to the date hereof, Lenovo IT Alliance sold a total of 147,361 shares of Common Stock of the Issuer.
     On December 2, 2009, the Issuer announced that Lenovo-designee Mr. Qingtong Zhou had resigned from the Issuer’s Board of Directors on November 25, 2009. None of the Reporting Persons currently has a designated director on the Issuer’s Board of Directors.
     On December 28, 2009, Goldman Sachs (Asia) L.L.C. (“Purchaser”) and Lenovo IT Alliance Limited, a British Virgin Islands corporation (“Lenovo IT Alliance”), entered into the Stock Purchase Agreement, pursuant to

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 7 of 11
which, Purchaser acquired an aggregate of 500,000 shares of Common Stock of the Issuer from Lenovo IT Alliance at $30.00 per share. The transaction decreased Lenovo IT Alliance’s direct beneficial ownership, as well as the indirect beneficial ownership of Lenovo Group Limited (“Lenovo”), Lenovo Holdings (BVI) Limited (“Lenovo Holdings”), and Lenovo Sysware Limited (“Lenovo Sysware”), to 3,465,666 shares of Common Stock of the Issuer respectively. The foregoing description of the Stock Purchase Agreement is a summary and all statements made herein related to the Stock Purchase Agreement are qualified in their entirety by reference to the complete text of the Stock Purchase Agreement, which is filed as Exhibit G hereto and is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is hereby amended and restated as follows:
     The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.
     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person as of December 28, 2009.

		NUMBER OF SHARES
	NUMBER OF SHARES	BENEFICIALLY	AGGREGATE
	BENEFICIALLY OWNED	OWNED WITH	NUMBER OF SHARES	PERCENTAGE OF
	WITH SOLE VOTING AND	SHARED VOTING AND	BENEFICIALLY	CLASS BENEFICIALLY
NAME	DISPOSITIVE POWER	DISPOSITIVE POWER	OWNED	OWNED (1)
Lenovo (2)	0	3,465,666	3,465,666	7.45%
Lenovo Holdings (3)	0	3,465,666	3,465,666	7.45%
Lenovo Sysware (4)	0	3,465,666	3,465,666	7.45%
Lenovo IT Alliance	0	3,465,666	3,465,666	7.45%

(1)	The percentages of Common Stock indicated in this table are based on the number of outstanding shares of Common Stock as of September 30, 2009 reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2009.

(2)	Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo’s indirect wholly-owned subsidiary.

(3)	Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Holdings’ indirect wholly-owned subsidiary.

(4)	Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Sysware’s wholly-owned subsidiary.
     To the knowledge of the Reporting Persons, based on a review of filings made in the past three calendar years pursuant to Sections 13 and 16 under the Securities Exchange Act of 1934, as amended, in respect of beneficial ownership of the Issuer’s Common Stock, none of the other persons named in Schedule A referenced in Item 2 above owns any Common Stock of the Issuer, other than as reported thereon.
ITEM 6
     Item 6 is hereby amended and restated as follows:
     The information set forth in Item 4 hereof is incorporated herein by reference. The foregoing description of the Stock Purchase Agreement is a summary and all statements made herein related to the Stock Purchase

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 8 of 11
Agreement are qualified in their entirety by reference to the complete text of the Stock Purchase Agreement, which is filed as Exhibit F hereto and is incorporated herein by reference.
ITEM 7
     Item 7 is hereby amended and restated as follows:
EXHIBIT INDEX
Exhibit A — Agreement among Lenovo Group Limited, Lenovo Holdings (BVI) Limited, Lenovo Sysware Limited and Lenovo IT Alliance Limited, dated February 21, 2006, to file this Statement jointly on behalf of each of them.+
Exhibit B — Acquisition Agreement, dated as of July 27, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+
Exhibit C — Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+
Exhibit D — Forward Contract, dated as of October 19, 2004, by and between Bonson Information Technology Limited and Lenovo IT Alliance Limited.+
Exhibit E — Settlement Agreement, dated as of January 24, 2007, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.++
Exhibit F — Stock Purchase Agreement, dated as of February 16, 2007, by and among Fidelity Asia Ventures Fund L.P. and Fidelity Asia Principals Fund L.P., and Lenovo IT Alliance Limited.+++
Exhibit G — Stock Purchase Agreement, dated as of December 28, 2009, by and between Goldman Sachs (Asia) L.L.C. and Lenovo IT Alliance Limited.

+	Filed with the Securities and Exchange Commission as an exhibit to the Statement on Schedule 13D on February 21, 2006 and incorporated by reference herewith.

++	Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to the Statement on Schedule 13D on February 13, 2007 and incorporated by reference herewith.

+++	Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 3 to the Statement on Schedule 13D on February 23, 2007 and incorporated by reference herewith.

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 9 of 11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2009	LENOVO GROUP LIMITED

/s/ Eric Mok

Name: Eric Mok
Title: Company Secretary

LENOVO HOLDINGS (BVI) LIMITED

/s/ Eric Mok

Name: Eric Mok
Title: Company Secretary

LENOVO SYSWARE LIMITED

/s/ Eric Mok

Name: Eric Mok
Title: Company Secretary

LENOVO IT ALLIANCE LIMITED

/s/ Eric Mok

Name: Eric Mok
Title: Company Secretary

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 10 of 11
SCHEDULE A
     The following table sets forth the name, citizenship and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance.

PRESENT PRINCIPAL
OCCUPATION OR
NAME	CITIZENSHIP	EMPLOYMENT	BUSINESS ADDRESS
Mr. Liu Chuanzhi	Chinese	Mr. Liu is the Chairman of the Board of Directors and a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Yang Yuanqing	Chinese	Mr. Yang is the Chief Executive Officer and an Executive Director of Lenovo	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Zhu Linan	Chinese	Mr. Zhu is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Ms. Ma Xuezheng	Chinese	Ms. Ma is a Non-Executive Director and Vice-Chairman of Lenovo	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. James G. Coulter	American	Mr. Coulter is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. William O. Grabe	American	Mr. Grabe is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Dr. Wu Yibing	Chinese	Mr. Wu is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Professor Woo Chia-Wei	Chinese	Professor Woo is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Ting Lee San	American	Mr. Ting is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. John W. Barter III	American	Mr. Barter is a Non-Executive Director of Lenovo.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

CUSIP No. 04518A104	SCHEDULE 13D/A	Page 11 of 11

PRESENT PRINCIPAL
OCCUPATION OR
NAME	CITIZENSHIP	EMPLOYMENT	BUSINESS ADDRESS
Dr. Tian Suning	Chinese	Dr. Tian is a Non-Executive Director of Lenovo. Dr. Tian is also a non-executive director of the Issuer[1]	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Nicholas C. Allen	British	Mr. Allen is a Non-Executive Director of Lenovo	23/F Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Wong Wai Ming	Chinese	Mr. Wong is a Chief Financial Officer of Lenovo and director of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

Mr. Zhou Qingtong	Chinese	Mr. Zhou is a director of Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance.	23/F., Lincoln House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

[1]	According to a Form 4 filed by Dr. Tian on December 28, 2009, Dr. Tian declared:

•	direct ownership of 3,033,871 shares of Common Stock of the Issuer,

•	2,087,704 shares indirectly held by Jean Qin Kong, Dr. Tian’s wife,

•	4,000 shares in revocable trust for the benefit of Stephanie Tian

•	2,235,632 shares held through PacificInfo Limited, which is wholly owned by Dr. Tian

•	direct ownership of 6,750 restricted stock units (including the right to acquire Common Stock) that expire on January 13, 2010 and

•	indirect ownership of 741,689 shares of Common Stock through PacificInfo Limited that are subject to a pre-paid variable delivery forward contract that matures on May 5, 2011.